# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mach Natural Resources LP, CIK 0001980088
CUSIP: 55445L100
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma (OK), 73134
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001038276

## Reporting persons
- Tom L. Ward: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 89,082; shared voting power 13,959,797; sole dispositive power 89,082; shared dispositive power 13,959,797; aggregate amount beneficially owned 14,048,879 (8.4% of the class)
  Comment: Based on 168,224,213 Common Units outstanding as of May 1, 2026, as reported by the Issuer (as defined below) on its Form 10-Q filed with the U.S. Securities and Exchange Commission on May 7, 2026.

## Item 1. Issuer
Name of issuer: Mach Natural Resources LP
Address of issuer's principal executive offices: 14201 Wireless Way, Suite 300, Oklahoma City, Oklahoma 73134

## Item 2. Person Filing
Name of person filing: Tom L. Ward
Address of principal business office or, if none, residence:
14201 Wireless Way, Suite 300
Oklahoma City, Oklahoma 73134
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The reported securities include: (i) 13,295,039 Common Units held of record by Mr. Ward, as trustee of the Tom L. Ward 1992 Revocable Trust (the "Trust"), (ii) 421,100 Common Units held by Mach Resources LLC ("Mach Resources"), (iii) 167,030 Common Units held by the Tom L Ward Family Foundation and (iv) 76,628 Common Units held by WCT Resources LLC ("WCT"). Mr. Ward exercises control over Mach Resources as Mach Resources is owned 50.5% by the Trust and 49.5% by WCT which is owned by certain trusts affiliated with Mr. Ward. The Reporting Person may be deemed to have or share beneficial ownership (as that term is defined in Rule 13d-3 under the Act) of the reported securities, but the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tom L. Ward: /s/ Tom L. Ward, Tom L. Ward (05/12/2026)